UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission File Number: 33-94288

NOTIFICATION OF LATE FILING

Check One:             Form 10-K ☐ Form 20-F☐ Form 11-K ☐ Form 10-Q ☒ Form NSAR  ☐

For the period ended: 03-31-09

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form NSAR

For the transition period ended:  Not Applicable

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

The First Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable

6480 U.S. Highway 98 West

Address of Principal Executive Office

Hattiesburg, MS 39402

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of preparing and reviewing the financial and other information for its Form 10-Q for the quarter ended March 31, 2009, and does not expect the report will be finalized for the filing by the prescribed due date without unreasonable effort or expense. The Company needs additional time to complete its financial statements. The Company intends to file such quarterly report no later than five days following prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

DeeDee Lowery	(601)	705-1141
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The First Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2009	By:	/s/ DeeDee Lowery
DeeDee Lowery, CFO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

 1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and Regulations under the Securities Exchange Act of 1934.

 2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

 3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

 4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

 5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.